Exhibit 23.1

The Board of Directors
J. Crew Group, Inc.:

        We consent to incorporation by reference in the previously filed registration statement No. 333-60658 on Form S-8 of J. Crew, Group Inc. 1997 Stock Option Plan of our report dated March 25, 2004, relating to the consolidated balance sheets of J. Crew Group, Inc and subsidiaries as of January 31, 2004 and February 1, 2003, and the related consolidated statements of operations, cash flows, and changes in stockholders' deficit for each of the years in the three-year period ended January 31, 2004, and the related schedule, which report appears in the Form 10-K for the year ended January 31, 2004 of J. Crew Group, Inc. Our report reflects adoption of Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".

New York, New York
April 29, 2004